Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

	2015	2014	2013	2012	2011
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes[1]	$434,602	$(152,224)	$292,864	$196,235	$363,745
Add (deduct):
Equity in earnings of unconsolidated entities	(140,076)	(131,965)	(132,714)	(92,867)	(82,538)
Distributions from unconsolidated entities	60,060	112,349	127,929	84,884	92,231
Amortization of capitalized interest	7,516	7,142	4,638	1,676	1,109
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,180)	(1,361)	(5,651)	(25,709)	(22,004)
	355,922	(166,059)	287,066	164,219	352,543
Add fixed charges:
Consolidated interest expense[2]	141,719	111,397	98,811	86,745	118,201
Interest portion (1/3) of consolidated rent expense	59,734	61,909	66,698	71,505	65,470
	$557,375	$7,247	$452,575	$322,469	$536,214
FIXED CHARGES:
Consolidated interest expense[2]	$141,719	$111,397	$98,811	$86,745	$118,201
Capitalized interest	6,486	10,295	22,206	21,369	14,321
Interest portion (1/3) of consolidated rent expense	59,734	61,909	66,698	71,505	65,470
	$207,939	$183,601	$187,715	$179,619	$197,992
RATIO OF EARNINGS TO FIXED CHARGES	2.68	*	2.41	1.80	2.71

Tax-effected preferred dividends	$87	$62	$78	$78	$71
Fixed charges	207,939	183,601	187,715	179,619	197,992
Fixed charges and preferred dividends	$208,026	$183,663	$187,793	$179,697	$198,063
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.68	*	2.41	1.79	2.71

[1]	Includes non-cash charges related to losses on impairment of $87.8 million in 2014 and $0.5 million in 2012.

Includes gain on sale of business and other exit costs, net of $135.9 million, $15.8 million and $300.7 million in 2015, 2014 and 2013, respectively, and loss on sale of business and other exit costs, net of $21.1 million in 2012.

Includes gain on license sales and exchanges of $146.9 million, $113.0 million, $255.5 million, and $11.8 million in 2015, 2014, 2013, and 2011, respectively.

Includes gain on investments of $14.5 million in 2013 and $24.1 million in 2011 and loss on investments of $3.7 million in 2012.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings in 2014 were inadequate to cover fixed charges by $176.4 million, and fixed charges and preferred dividends by $176.4 million.